

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Scott Hutton
Chief Executive Officer
Biodesix, Inc.
919 West Dillon Rd.
Louisville, Colorado 80027

      Re: Biodesix, Inc.
            Registration Statement on Form S-1
            Filed April 23, 2024
            File No. 333-278881

Dear Scott Hutton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Samir Gandhi, Esq.